EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Multi-Sector Opportunities Trust II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$4,361,577.84(1)	0.0001102%	$480.65(2)

Fees Previously Paid

Total Transaction Valuation	$4,361,577.84(1)

Total Fees Due for Filing			$480.65

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$480.65

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of January 3, 2023.
(2)	Calculated at $110.20 per $1,000,000 of the Transaction Value.